EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact:  Yvonne “Rie” Atkinson
    410-768-8857 (office)
    ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 1Q 2010 EARNINGS

GLEN BURNIE, MD (May 13, 2010) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $399,000 or $0.15 basic earnings per share in the quarter ended March 31, 2010 as compared to net income of $455,000 or $0.16 basic earnings per share for the same period in 2009.

Net interest income after provisions for credit losses in the first quarter was $2,794,000 as compared to $2,715,000 in 2009.  Total assets were $362,750,000 as of March 31, 2010 compared to $353,397,000 at December 31, 2009.   Deposits were $303,397,000 as of March 31, 2010 compared to $294,358,000 at December 31, 2009.

“Given the extraordinary financial times we find ourselves in, The Bank of Glen Burnie has continued to perform with a profit and pay regular dividends.” said Michael G. Livingston, President and Chief Executive Officer.

On April 7, 2010 Glen Burnie Bancorp paid a regular dividend of ten cents ($0.10) per share of common stock to shareholders of record at the close of business on March 26, 2010 marking the company’s 71st consecutive dividend.

The Bank of Glen Burnie earned the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc. for the 38th  consecutive quarter in March 2010.  This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.  Bauer is the nation’s leading independent bank research firm.

Glen Burnie Bancorp will host its Annual Meeting of Stockholders on Thursday, May 13th  at Michael’s Eighth Avenue in Glen Burnie, Maryland.  Registration opens at 1:30 p.m. and the meeting will begin at 2 p.m.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, currently maintains consolidated assets totaling more than $360 million.  Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

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Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	March	December
	31, 2010	31, 2009
Assets

Cash and due from banks	$7,398	$6,994
Interest bearing deposits	10,190	3,748
Federal funds sold	3,705	692
Investment securities	85,716	84,463
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	234,338	235,883
Premises and equipment at cost, net of accumulated depreciation	4,084	4,121
Other real estate owned	322	25
Other assets	16,842	17,316
Total assets	$362,750	$353,397

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$303,397	$294,358
Short-term borrowings	84	81
Long-term borrowings	27,024	27,034
Junior subordinated debentures owed to unconsolidated
subsidiary trust	5,155	5,155
Other liabilities	1,415	1,620
Total liabilities	337,075	328,248

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2010 2,687,190;
December 31, 2009 2,683,015 shares	2,687	2,683
Surplus	9,228	9,191
Retained earnings	14,442	14,311
Accumulated other comprehensive loss, net of tax benefits	(682)	(1,036)

Total stockholders' equity	25,675	25,149

Total liabilities and stockholders' equity	$362,750	$353,397

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	(unaudited)
	2010	2009
Interest income on
Loans, including fees	$3,709	$3,766
U.S. Government agency securities	480	373
State and municipal securities	321	330
Other	62	64
Total interest income	4,572	4,533

Interest expense on
Deposits	997	1,269
Junior subordinated debentures	220	137
Long-term borrowings	261	262
Short-term borrowings	-	-
Total interest expense	1,478	1,668

Net interest income	3,094	2,865

Provision for credit losses	300	150

Net interest income after provision for credit losses	2,794	2,715

Other income
Service charges on deposit accounts	161	170
Other fees and commissions	187	179
Other non-interest income	3	(1)
Income on life insurance	67	68
Gains on investment securities	-	(2)
Total other income	418	414

Other expenses
Salaries and employee benefits	1,695	1,532
Impairment of securities	-	30
Occupancy	223	232
Other expenses	843	825
Total other expenses	2,761	2,619

(Loss) income before income taxes	451	510

Income tax benefit	52	55

Net (loss) income	$399	$455

Net (loss) income per share of common stock	$0.15	$0.16

Weighted-average shares of common stock outstanding	2,683,244	2,918,679